SCHEDULE 13D

(Rule 13d-101)

Information to Be Included in Statements Filed Pursuant

To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Kewaunee Scientific Corporation

(Name of Issuer)

Common Stock, $2.50 par value per share

(Title of Class of Securities)

492854104

(CUSIP Number)

Kevin J. McCarthy

Bell, Boyd & Lloyd LLC

70 West Madison Street, Suite 3300

Chicago, Illinois 60602-4207

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2003

(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 492854104

1.	Name of Reporting Person/I.R.S. Identification No. of Above Person (Entities Only) Eli Manchester, Jr.

2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 126,000 8. Shared Voting Power 9. Sole Dispositive Power 126,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (see Instructions) IN

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1.    Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $2.50 par value (“Common Stock”) of KEWAUNEE SCIENTIFIC CORPORATION, a Delaware corporation (the “Corporation”), whose principal executive offices are located at 2700 W. Front Street, Statesville, NC 28677.

2.    Identity and Background

a.	Name: Eli Manchester, Jr.
b.	Residence: 83 Atlantic Avenue

Cohasset, MA 02025

c.	Principle Occupation: Chairman of the Board

Kewaunee Scientific Corporation

2700 West Front Street

Statesville, NC 28677

d.	Mr. Manchester has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
e.	Mr. Manchester has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	United States

3.    Source and Amount of Funds or Other Consideration

Eli Manchester, Jr. has purchased a total of 106,000 shares of Common Stock of the Issuer for an aggregate purchase price of $457,667.50.

All purchases were made with personal funds; no part of the funds used to purchase the Common Stock described herein was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described herein.

4.    Purpose of Transaction

The purpose of the Reporting Person described in this Schedule 13D in acquiring the Common Stock of the Issuer is for investment. Subject to prevailing conditions, and Eli Manchester, Jr.’s independent evaluation of various factors including, without limitation, price and availability of the shares, Eli Manchester, Jr. may purchase additional shares from time to time in the open market, in privately negotiated transactions or otherwise.

Depending upon prevailing conditions and Eli Manchester, Jr.’s independent evaluation of the factors described above, Eli Manchester, Jr. independently could also determine to sell, in the open market, in privately negotiated transactions or otherwise, all or part of his investment in the Issuer.

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Except as described above, the Reporting Person described in this Schedule 13D does not have any plans or proposals which relate to or would result in any of the items enumerated in (a) through (j) of Item 4 of Schedule 13D.

5.    Interest in the Securities of the Issuer

(a) Eli Manchester, Jr. directly owns 106,000 shares of Common Stock of the Issuer and has the right to acquire an additional 20,000 shares. Mr. Manchester’s beneficial ownership represents approximately 5.0% of the shares issued and outstanding (based upon the number of shares outstanding on July 3, 2003, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003).

(b) Eli Manchester, Jr. has the sole power to vote, and the sole power to dispose of, 126,000 shares of the Common Stock of the Issuer.

(c) Eli Manchester, Jr. has purchased 2,500 shares of Common Stock of the Issuer within the past 60 days as shown below. All transactions were effected on the NASDAQ in ordinary brokerage transactions using personal funds.

Date	Number of Shares	Price Per Share	Total

May 1, 2003	2,500	$3.875	$9,687.50

(d) Not Applicable

(e) Not Applicable

6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Eli Manchester, Jr. is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

7.    Material to Be Filed as Exhibits

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 26, 2003

ELI MANCHESTER, JR.

/s/ Eli Manchester, Jr.

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